Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1                    Name and Address of Company

Sprott Inc. (the “Company”)

Suite 2600, South Tower, Royal Bank Plaza

200 Bay Street

Toronto, Ontario M5J 2J2

Item 2                    Date of Material Change

May 25, 2020

Item 3                    News Release

A news release disclosing the material change was issued on May 26, 2020 through the facilities of GlobeNewswire subsequently filed on the System of Electronic Document Analysis and Retrieval (SEDAR).

Item 4                    Summary of Material Change

On May 25, 2020, the Company, following a determination by its board of directors, filed articles of amendment implementing a consolidation of its outstanding common shares on the basis of one (1) post-consolidation common share for every ten (10) pre-consolidation common shares. The Company’s common shares are expected to commence trading on the Toronto Stock Exchange on a post-consolidation basis beginning at the open of markets on or about May 28, 2020.

Item 5                    Full Description of Material Change

On May 25, 2020, the Company, following a determination by its board of directors, filed articles of amendment under the Business Corporations Act (Ontario) implementing a consolidation of its outstanding common shares on the basis of one (1) post-consolidation common share for every ten (10) pre-consolidation common shares. The Company’s common shares are expected to commence trading on the Toronto Stock Exchange on a post-consolidation basis beginning at the open of markets on or about May 28, 2020.

The consolidation follows approval by the Company’s shareholders at the Company’s annual and special meeting held on May 8, 2020 of a special resolution authorizing the future consolidation of the Company’s issued and outstanding common shares on the basis of one (1) post-consolidation common share for up to ten (10) pre-consolidation common shares at such time as the Company’s board of directors so determines.

The consolidation has reduced the number of issued and outstanding common shares from 253,556,869 to 25,355,686 and the exercise prices and the number of common shares issuable upon the exercise or deemed exercise of any stock options or other convertible or exchangeable securities of the Company will be automatically adjusted based on the 10 for 1 consolidation ratio.

Item 6                    Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7                    Omitted Information

Not applicable.

Item 8                    Executive Officer

The following executive officer is knowledgeable about the material change and may be contacted about this report.

Arthur Einav

General Counsel and Corporate Secretary
Sprott Inc.

(416) 943-8099

Item 9                    Date of Report

May 26, 2020.